Mail Stop 3561

				October 7, 2005

By Facsimile and U.S. Mail

Mr. Robert Kump
Chief Accounting Officer
Energy East Corporation
52 Farm View Drive
New Gloucester, ME 04260

		Re:	Energy East Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-14766

			Central Maine Power Company
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-5139

			New York State Electric and Gas Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-3103-2

			Rochester Gas and Electric Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 14, 2005
			File No. 1-672

Dear Mr. Jasinski:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated September 8, 2005. Our review resulted in the following accounting comments.

Energy East Corporation Form 10-K for the year ended December 31,
2004

1. We have reviewed Attachment B in your September 8, 2005 letter. Please explain to us the reason for the existence of the Rabbi Trust and tell us the nature and purpose of the "other trusts". To the extent such trusts are used to fund deferred compensation or other type arrangements, tell us where this is disclosed in the financial
statements.   If not material, please provide us the
quantitative/qualitative analysis of materiality.   Also, please
provide to us a detailed listing of the assets which comprise the Rabbi Trust Fund. Finally, explain to us how you are accounting for such investments and any related obligations; referencing all applicable accounting literature.

2. We note your response to comment 9 of our letter dated August
24,
2005.  You indicate that you have power purchase contracts with
Nine
Mile Point 2 nuclear generating station and Ginna, as well as other
non-utility generators.  Tell us how you account for those
contracts
and whether they constitute derivatives.  If so, tell us whether they
are designated hedges and the type of hedge.   In this regard, we
assume you are entitled to a certain minimum amount of capacity; if this is not the case, please explain. To the extent your load requirements fall short of such minimum purchase requirements please explain how you would account for such any subsequent sales of excess power back to the NYISO.

3. We note your response to comment 10 of our letter dated August
24,
2005. Please explain to us the nature of the hedges that led to the recording of other (income) expenses. Furthermore, explain the rational for classifying such (gains) losses in other (income) expenses.

4. Tell us what "the regulatory liability equal to deferred income taxes on the deferred asset sale gain" actually represents. In this regard, we assume 100% of the gain, net of tax, on the sale of Ginna is required to be flowed back to ratepayers. We further assume that you have monetarily settled (or will settle by the tax return date) the tax ramifications of the sale as of December 31, 2004. If our understanding is incorrect, please clarify it. On a related note, help us understand why the full amount of the tax effect of the sale was included in income tax expense in 2004. As the ASGA is flowed back to ratepayers, we assume the effective tax rate will be lower to the extent the flow through items are deductible for tax purposes. Please tell us why this is the most representatively faithful presentation of the effective tax rate for 2004 and beyond. We may have further comment.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

		If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Jim Allegretto
		Senior Assistant Chief Accountant

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Mr. Robert Kump
Energy East Corporation
October 7, 2005
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